October 29, 2019

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Russell Mancuso, Branch Chief

         Geoffrey Kruczek

Re:	Delcath Systems, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 25, 2019

File No. 333-233396

Dear Messrs. Mancuso and Kruczek:

This responds to the oral comment received by Delcath Systems, Inc. (the “Company”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on October 4, 2019 (the “Oral Comment”) relating to the Company’s above-referenced Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-233396) filed with the Commission on September 25, 2019 (the “Registration Statement”).

For the convenience of the Staff’s reference, we have set forth below in bold the Staff’s Oral Comment immediately followed by the response. Concurrently with the submission of this response letter, the Company is filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), which includes revisions made to the Registration Statement in response to the Oral Comment and to reflect certain additional updates. The electronic version of the Amended Registration Statement has been filed concurrently with the Commission through its EDGAR system. The enclosed copy of the Amended Registration Statement has been marked to reflect changes made to the Registration Statement. Capitalized terms used in this response letter but not defined herein have the meaning given to such terms in the Amended Registration Statement.

Plan of Distribution

“We have one comment on the filing that relates to the Plan of Distribution section where it states that securities may be re-sold on the “Pink Sheets” at other than a fixed price. Basically everything after OTCQX or QV, the remainder of the sentence after that, where it talks about the “Pink Sheets” and other exchanges needs to be removed because securities cannot be re-sold at other than a fixed price on other markets.”

Messrs. Mancuso and Kruczek Page 2	October 29, 2019

Response:

We acknowledge the staff’s Oral Comment and propose revising the paragraph as set forth below:

“Each Selling Stockholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the principal trading market (any of the markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, OTCQB or OTCQX (or any successors to any of the foregoing)) or in private transactions. The Company will not receive any of the proceeds from the sale by the Selling Stockholders of the securities. A Selling Stockholder may use any one or more of the following methods when selling securities: ”

We welcome the opportunity to discuss any aspect of this response letter with you further. Should there be questions regarding our response or should the Staff require additional information, please contact the undersigned at (212) 489-2100.

Very truly yours,

DELCATH SYSTEMS, INC.

By:	/s/ Barbra Keck
Name:	Barbra Keck
Title:	Chief Financial Officer

cc:	Jennifer Simpson, Chief Executive Officer

Delcath Systems, Inc.

Michele Vaillant, Esq.

McCarter & English, LLP